Transeuro Energy Corp.

Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

Independent Auditor's Report

To the Shareholders of Transeuro Energy Corp.

We have audited the accompanying consolidated financial statements of Transeuro Energy Corp. (the "Company"), which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PRICEWATERHOUSECOOPERS

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 1 in the financial statements which discloses conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of the Company to continue as a going concern.

(signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C.
May 2, 2011

Transeuro Energy Corp.
Consolidated Balance Sheets
(Canadian Dollars)

Statement 1

		December 31, 2010		December 31, 2009
ASSETS				
Current assets				
Cash and cash equivalents	$	2,246,960	$	422,563
Accounts receivable		67,285		23,651
Prepaid expenses and advances		88,312		365,692
Available-for-sale investment (Note 4)		267,430		17,059,500
		2,669,987		17,871,406
Reclamation deposits (Note 3)		2,638,937		2,573,458
Work commitments advanced		166,349		70,896
Oil and gas properties (Note 5)		21,705,305		18,499,854
Property, plant and equipment (Note 6)		4,058,957		4,208,431
	$	31,239,535	$	43,224,045
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities (Note 13)	$	6,659,625		5,516,315
Convertible debt (Note 7)		-		3,717,014
Due to related parties (Note 9(b))		103,638		108,612
		6,763,263		9,341,941
Future income tax liability (Note 18)		59,180		255,328
Equity subscription received (Note 15(b))		1,451,202		-
Asset retirement obligations (Note 16)		2,046,247		1,843,131
		10,319,892		11,440,400
SHAREHOLDERS' EQUITY				
Share capital (Note 8(b))		146,047,511		146,047,511
Contributed surplus (Note 8(b))		21,300,330		20,929,382
Accumulated other comprehensive income (Note 17)		145,383		12,350,296
Deficit – Statement 3		(146,573,581)		(147,543,544)
		20,919,643		31,783,645
	$	31,239,535	$	43,224,045

Going concern (Note 1)

Contingent liabilities (Note 14)

Commitments (Note 10)

Measurement uncertainty (Note 5(a))

Subsequent events (Note 15)

APPROVED ON BEHALF OF THE BOARD:

"Pedro Paulo"
Director

"Aage Thoen"
Chairman and Director

- See Accompanying Notes -

Transeuro Energy Corp. **Statement 2**

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Canadian Dollars)

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Natural gas revenue	$ 683,389	$ 1,230,653
Other income	26,494	25,783
	709,883	1,256,436
Expenses		
Operating	657,125	747,599
General and administrative	2,185,072	3,416,345
Stock-based compensation	332,429	725,994
Depletion, depreciation and amortization	245,242	532,759
Write-off of oil and gas properties (Note 5)	968,954	3,164,822
Interest and financing charges	1,337,497	6,569,801
Accretion of asset retirement obligations (Note 16)	203,116	183,274
Foreign exchange loss (gain)	190,844	(2,212,154)
	6,120,279	13,128,440
Loss before the undernoted	(5,410,396)	(11,872,004)
Gain on settlement of debts (Note 19)	-	18,855,605
Non-controlling interest	-	336,670
Equity loss (Note 4)	-	(751,314)
Gain on sale of Eaglewood shares (Note 4)	7,810,446	9,543,401
Income before taxes	2,400,050	16,112,358
Income tax recovery (expense) (Note 18)	(1,430,087)	2,490,990
Net income for the year	969,963	18,603,348
Other comprehensive income (loss) net of tax		
Unrealized gain (loss) on available for sale securities (Note 4)	(5,507,456)	12,350,296
Comprehensive (loss) income for the year	(4,537,493)	30,953,644
Earnings per share – Basic	$0.00	$0.07
Earnings per share – Diluted	$0.00	$0.07
Weighted average number of common shares outstanding	386,417,650	274,667,823

- See Accompanying Notes -

Transeuro Energy Corp.
Consolidated Statements of Deficit
(Canadian Dollars)

Statement 3

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Deficit, beginning of year	(147,543,544)	(166,146,892)
Net income – Statement 2	969,963	18,603,348
Deficit, end of year	$ (146,573,581)	$ (147,543,544)

- See Accompanying Notes -

Transeuro Energy Corp. **Statement 4**
Consolidated Statements of Cash Flows
(Canadian Dollars)

Cash Flows Provided By (Used In)	**For the Year Ended December 31, 2010**	**For the Year Ended December 31, 2009**
Operating Activities		
Net income for the year	$ 969,963	$ 18,603,348
Non-cash items:		
Stock-based compensation	332,429	725,994
Depreciation, depletion and amortization	245,242	532,759
Gain on sale of Eaglewood shares	(7,810,446)	(9,543,401)
Equity loss	-	751,314
Unrealized foreign exchange	1,286	(409,850)
Accretion and financing charges	217,507	6,546,188
Non-controlling interest	-	(336,670)
Accretion of asset retirement obligation	203,116	183,274
Gain on settlement of debts	-	(18,855,605)
Income tax expense (recovery)	1,430,087	(2,490,990)
Write-off of oil and gas properties	968,954	3,164,822
	(3,441,862)	(1,128,817)
Changes in non-cash working capital items:		
Accounts receivable	(43,634)	288,145
Prepaid expenses and advances	277,380	961,027
Due to related parties	(4,974)	(38,865)
Accounts payable and accrued liabilities	1,568,082	(5,017,366)
	(1,645,008)	(4,935,876)
Investing Activities		
Oil and gas properties	(4,639,812)	(2,053,162)
Cash disposed of on sale of investment	-	(1,993,208)
Cash acquired from RAG	-	7,858
Cash paid to High Arctic Energy Services Inc.	-	(500,000)
Proceeds from sale of investments	10,786,669	14,657,674
(Purchases) sale of property, plant and equipment	11,511	(166,255)
Work commitments (advanced) recovered	(95,453)	47,326
	6,062,915	10,000,233
Financing Activities		
Settlement of convertible debentures, bonds and interest	(4,044,712)	(8,009,723)
Exercise of warrants by warrant holders	-	288,750
Equity subscription receipts	1,451,202	-
	(2,593,510)	(7,720,973)
Effect of exchange rate on cash	-	13,182
(Decrease) increase in cash and cash equivalent	1,824,397	(2,643,434)
Cash and cash equivalents, beginning of the year	422,563	3,065,997
Cash and cash equivalents – end of the year	$ 2,246,960	$ 422,563
Non-cash investing activities:		
Stock-based compensation capitalised	38,519	81,365
Interest paid	1,119,990	23,612
Trade payables in relation to oil and gas properties	$ 396,647	58,936

- See Accompanying Notes -

(Canadian Dollars)

1. **Nature of Operations and Going Concern**

Transeuro Energy Corp. (the "Company" or "Transeuro") is a public company that was incorporated under the laws of British Columbia. The Company engages in the exploration, development and production of oil and gas properties. At the year-end the company's active oil and gas properties are natural gas production in Beaver River, Canada and exploration of its oil and gas fields in Ukraine.

While these consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, there are conditions and events that cast significant doubt about the validity of that assumption.

As at December 31, 2010, the Company had a negative working capital balance of $4,093,276 and an accumulated deficit of $(146,573,581). In addition, the investment commitments required in order to keep the licenses on the property in Ukraine in good standing (Note 5) and to fund additional commitments (Note 10) are significant.

The ability of the Company to continue as a going concern and ultimately to recover its investment in its oil and gas properties and to attain profitable operations is dependent on its ability to raise additional debt or equity, secure new or additional partners and farm-outs for its projects, dispose of redundant fixed assets, successfully develop its well operations in Ukraine, including the Karl-101 well, and resume profitable production from the Beaver River property. The Board and management are attempting to address each of these issues and to limit the Company's spending in order to minimize costs. Management has negotiated changes to their oil and gas licenses in the past including extensions and amendments to their expenditure commitments to keep the licenses in good standing however, the successful outcome of management's activities cannot be assured because they are contingent on future matters.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The adjustments could be material.

2. **Summary of Significant Accounting Policies**

The significant accounting policies followed in the preparation of these consolidated financial statements are as follows:

(a) **Principles of Consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

(b) **Cash and Cash Equivalents**

Cash and cash equivalents includes cash on deposit with the bank and short-term investments or similar investments having an initial maturity date of three months or less.

(c) **Property, Plant, and Equipment**

Property, plant and equipment are carried at cost less accumulated amortization. The Company provides for amortization on the following basis:

Computer equipment	25% - 30% declining balance basis
Automobiles and related equipment	20% - 30% declining balance basis
Office equipment	20% - 25% declining balance basis
Drilling equipment	20% declining balance basis

2. **Summary of Significant Accounting Policies** – *Continued*

(d) **Oil and Gas Properties**

Capitalization

Petroleum and natural gas properties are recorded in accordance with the Canadian Institute of Chartered Accountants ("CICA") guideline on full cost accounting for the oil and gas industry whereby all costs, including internal costs and asset retirement costs, directly associated with the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.

Depletion and depreciation

Petroleum and natural gas assets and properties are depleted and depreciated using the unit-of-production method based on estimated proven reserves determined using estimated future prices and costs. For the purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves.

Ceiling test and unproved properties

An impairment loss is recognized in net earnings when the carrying amount of a cost centre of petroleum and natural gas assets and properties is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is tested for recoverability by determining if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited by the amount by which the carrying amount exceeds the sum of the fair value of the proved and probable reserves.

Certain costs related to unproved properties and major development projects are excluded from costs subject to depletion and depreciation until the earliest of a portion of the property becomes capable of production, development activity ceases, or impairment occurs. These properties are reviewed quarterly and are subject to a separate impairment test. Any impairment is transferred to the costs being depleted. If the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

(e) **Impairment of Long-Lived Assets**

Long-lived assets are reviewed for impairment when events or circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows that result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets are written down to fair value.

(f) **Asset Retirement Obligations**

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the asset, normally when the asset is purchased or developed. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit-of-production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Revisions to the estimated timing of cash flows or the original estimated undiscounted cost results in the increase or the decrease to the liability. Actual costs incurred upon settlement of the liability are charged against the liability to the extent of the liability recorded. Any differences between the actual costs incurred upon settlement of the liability and the recorded liability is recognized as a gain or loss in the Company's earnings in the period in which the settlement occurs.

2. **Summary of Significant Accounting Policies** – *Continued*

(g) **Convertible Debentures**

The Company allocates the components of its issued convertible debentures using a pro-rata method based on the fair values of the convertible debt and its equity components. The liability portion accretes over time using the effective interest rate method such that upon maturity the liability balance recorded will equal the maturity value of the debenture. The increase in the debt balance is reflected as non-cash interest expense in the consolidated statement of operations. The value of the equity component is not changed in future periods.

(h) **Share Capital**

The Company records proceeds from the exercise of stock options and warrants as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value. The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on a relative fair value basis, wherein, the fair value of the common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

(i) **Stock-Based Compensation**

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of option grants is established using a Black-Scholes option pricing model. For employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(j) **Joint Venture Activities**

A portion of the Company's oil and gas exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(k) **Revenue Recognition**

Revenue from the sale of oil and gas is recognized in the accounts when title and the risks and rewards of ownership passes to the buyer, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil, and collection is reasonably assured.

(l) **Income Taxes**

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not those future income tax assets will not be realized.

(m) **Income (Loss) per Share**

Basic income (loss) per common share amounts are computed by dividing the net income or loss by the weighted average number of shares outstanding during the reporting period. Diluted net income (loss) per share amounts are computed giving effect to the potential dilution that would occur if stock options, warrants, and other contracts to issue common shares were exercised or converted to common shares. The treasury stock method assumes that any proceeds obtained on the exercise of "in-the-money" options and other dilutive contracts and securities to issue common shares would be used to purchase common shares at the average market price during the period.

2. **Summary of Significant Accounting Policies** – *Continued*

(n) **Foreign Currency Translation**

For the purposes of consolidation, the Company's foreign subsidiaries are considered integrated operations and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the period of translation.

At the entity level, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in the statement of operations.

(o) **Estimates and Measurement Uncertainty**

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Such estimates relate primarily to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Significant areas where management judgment is applied in these financial statements include: amounts recorded for depletion, depreciation, and amortization, accretion, asset retirement costs and obligations, imparement of long lived assets, future income taxes, the valuation of warrants and options, which are based upon expected useful lives and other relevant assumptions. Further, the amounts used for ceiling test and impairment calculations are based on estimates of crude oil and natural gas reserves, production rates, oil and natural gas prices, estimated future costs required to develop those reserves, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(p) **Non-controlling Interest**

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest's share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company's share of the proceeds and the carrying value of the underlying entity.

2. **Summary of Significant Accounting Policies** – *Continued*

(Canadian Dollars)

(q) **Financial instruments – Recognition and Measurement**

CICA section 3855, *Financial Instruments – Recognition and Measurement*, requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Unrealized changes in fair value are to be recognized in the statements of operations or comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

- Held-to-maturity investments, loans and receivables and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.
- Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.
- Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.
- All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise, except for derivative instruments which represent a cash flow hedge, where the gain or loss is recognized in other comprehensive income.

The Company designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. Accounts receivable and reclamation deposits have been designated as loans and receivables, which are measured at amortized cost. Available for sale investments are designated as available for sale financial assets and measured at fair value with changes through either comprehensive income until the investments are disposed. Accounts payable and accrued liabilities, due to related parties, and convertible debentures are classified as other financial liabilities, which are measured at amortized cost.

(r) **Comprehensive Income**

Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale securities, gains and losses on certain derivative instruments and foreign gains and losses from self sustaining foreign operations.

3. **Reclamation Deposits**

In accordance with the Farm-out and Operating Agreement with Questerre Beaver River Inc., the Company is required to fund an abandonment reserve of $375,000 per re-completion well, test well or any other joint well. The total abandonment reserve obligation of the Company under this agreement is $3,750,000. This reserve is funded out of net operating revenue and interest earned on the reclamation deposit. During the year ended December 31, 2010, the Company's funding towards the abandonment reserve amounted to $65,479 (2009 – $92,900). The following table provides a reconciliation of the Company's reclamation deposits:

	December 31, 2010	December 31, 2009
Beginning balance	$ 2,573,458	$ 2,480,558
Additions	65,479	92,900
Ending balance	$ 2,638,937	$ 2,573,458
Future funding obligation	$ 1,111,063	$ 1,176,542

4. **Available-for-sale Investment**

(Canadian Dollars)

	December 31, 2010	December 31, 2009
Eaglewood Energy Inc., 371,430 common shares (Dec. 31, 2009 - 11,150,000)	$ 267,430	$ 17,059,500

As at December 31, 2008, the Company held 30,000,000 shares of Eaglewood in which represented 52% of Eaglewood.

On May 12, 2009, the Company arranged for the sale of 2,857,140 of its shares in Eaglewood which resulted in the Company's ownership in Eaglewood decreasing from 52% to 47%. At the date of disposition, the Company de-consolidated the assets and liabilities of Eaglewood at its carrying amounts including non-controlling interests.

During 2009, the Company sold a further 15,992,860 common shares of Eaglewood following which the Company accounted for its investment in Eaglewood as an available-for-sale investment, which is measured at fair value at each reporting period.

During the year ended December 31, 2010 the Company sold 10,778,570 Eaglewood common shares for aggregate proceeds of $10,786,669 resulting in a realized gain $7,810,446 (2009: $9,543,401).

As disclosed in Note 15, subsequent to the year ended December 31, 2010, the Company sold its remaining 371,430 Eaglewood common shares for aggregate proceeds of $267,430.

The Company holds a 10% property back-in right whereby, after Eaglewood has drilled and tested three exploration wells on several of its licenses, the Company may elect to acquire a 10% working interest in the licenses by paying to Eaglewood an amount equal to 10% of the exploration and development costs incurred up to that date with respect to the licenses and agreeing, on a go forward basis, to pay 10% of the exploration and development costs incurred after that date. During the year Eaglewood reported that a well being drilled by their partner Oil Search (PNG) Limited, which would be considered the first of the three explorations wells, was abandoned after reaching the target depth. Eaglewood also reported that they commenced drilling a new well, the "Ubuntu-1 well", in 2010, which is considered to be the second of the three exploration wells. As disclosed in note 15, subsequent to the year ended December 31, 2010, Eaglewood Energy has announced a discovery at the Ubuntu-1 well with wireline logging and data acquisition programs having been completed by February 11, 2011.

5. **Oil and Gas Properties**

	Canada	Ukraine	Armenia	Total
December 31, 2009	$ 272,500	$ 18,227,354	$ -	$ 18,499,854
Additions	800,627	3,481,057	-	4,281,684
Write-down	(965,848)	(3,106)	-	(968,954)
Depletion	(107,279)	-	-	(107,279)
December 31, 2010	$ -	$ 21,705,305	$ -	$ 21,705,305

During the year ending December 31, 2010, the Company capitalized $4,281,684 (2009 - $2,193,463) in oil and gas properties. The Company wrote down the carrying value of the certain of the capitalized oil and gas properties for costs incurred during the year that did not meet the capitalization recognition criteria. The write-down for the year is $968,954 (2009 - $3,164,822).

5. **Oil and Gas Properties** – *Continued*

(a) Ukraine

The following table summarizes the Company's investment commitments in order to keep the Ukraine licenses in good standing (in thousands):

Field		2011		2012		2013	2014
Karlavskoye	$	10,468	$	7,987	$	301 $	244
Krasnapolianskoye	$	2,096	$	62	$	- $	-
Povorotnoye	$	4,528	$	-	$	- $	-

The Karlavskoye license expires, subject to any extensions, on July 14, 2014. The Krasnapolianskoye license expires, subject to any extensions, on November 21, 2012. The Povorotnoye license expires, subject to any extensions, on May 14, 2011.

On September 24, 2009, the Company signed a final and binding agreement with Rohol-Aufsuchungs Aktiengesellschaft ("RAG") to settle a dispute pertaining to RAG's notice of withdrawal from the joint venture company "Scythian Energy BV" ("Scythian"). Under the terms of the agreement, RAG retains an option to acquire 12.5% of the shares of Scythian for $nil until such time as USD $70 million is invested in the Ukraine assets. The option is backed by a pledge by the Company on 12.5% of Scythian shares in favor of RAG.

Measurement uncertainty:

The Company's three licenses in the Ukraine may not be retained if the financial commitments required under the license agreements, which may be amended by mutual agreement, are not fulfilled. Due to the lack on funds available the Company may not be able to meet its financial commitments. If the Company is unsuccessful in keeping its licenses in good standing or is impacted by other factors beyond the control of the Company, this would adversely impact operations in Ukraine or result in the impairment of the oil and gas properties in the future; such impairment would be material.

(b) Canada

On September 9, 2010, the Company announced that it had signed a Letter of Intent with Questerre Energy Corp. to acquire the remaining 50% interest in the Beaver River field in British Columbia and to extinguish approximately $4.3 million of payables owed to Questerre in exchange for forty (40) million shares in Transeuro, equal to approximately 8.7% of the Company. The transaction will involve the purchase by Transeuro of all the outstanding shares in Questerre Beaver River Inc, a wholly owned subsidiary of Questerre Energy Corp.

(Canadian Dollars)

6. **Property, Plant and Equipment**

At December 31, 2010

	Cost	Accumulated Amortization	Net Book Value
Gas facilities	$ 3,037,321	$ 461,589	$ 2,575,732
Drilling equipment*	2,510,078	1,322,528	1,187,550
Computer hardware	136,202	105,095	31,107
Computer software	215,403	203,802	11,601
Automotive	409,205	237,814	171,533
Office equipment	210,153	128,744	81,434
	$ 6,518,362	$ 2,459,572	$ 4,058,957

At December 31, 2009

	Cost	Accumulated Amortization	Net Book Value
Gas facilities	$ 3,035,592	$ 418,178	$ 2,617,414
Drilling equipment*	2,510,078	1,322,528	1,187,550
Computer hardware	140,411	97,121	43,290
Computer software	215,403	162,279	53,124
Automotive	418,858	215,852	203,006
Office equipment	209,698	105,651	104,047
	$ 6,530,040	$ 2,321,609	$ 4,208,431

* High Arctic Energy Services Inc. is entitled to receive from the Company 50% of the net proceeds arising from any future sale of the drill rig in Armenia and, accordingly, the Company has accounted for the net book value of the drill rig based on its 50% interest. The rig is not in use.

7. **Convertible Debt**

During the year ending December 31, 2009, the Company sold common shares of Eaglewood for net proceeds of $10,800,000. These common shares were pledged as security against the Series A and Series B Debentures. The sale was approved by the Series A and B Debenture holders and was conditional on a partial repayment of $2,000,000 for each debenture (total $4,000,000 paid) plus half of the remaining interest payments due in November ($150,000) and December 2009 ($120,000). Furthermore, the Company negotiated an extension to the $2 million, Series A, 15% convertible debentures ("Series A Debentures") that originally matured on November 14, 2009. A summary of the new terms of the debentures are as follows:

- The interest rate for the Series A Debentures was increased from 15% to 18% per annum effective November 1, 2009;
- The maturity date of the Series A Debentures shall be extended to November 1, 2010;
- The debenture holders released 2,642,860 Eaglewood shares to the Company;
- The extension of the warrants granted to the debenture holders through to November 1, 2010; and
- The interest payment due on November 14, 2009 and all future interest payments to the new maturity date were paid by the Company directly to the holders of the Series A Debentures within 10 days following the sale of the released Eaglewood shares by the Company.

The Company also negotiated an extension to the $2 million, Series B, 12% convertible debentures ("Series B Debentures") that matured on December 9, 2009. A summary of the new terms of the debentures are as follows:

- The maturity date of the Series B Debentures was extended to January 29, 2010;
- The interest rate for the Series B Debentures was increased from 12% to 18% per annum from December 10, 2009 to January 29, 2010 and be payable on January 29, 2010; and

The interest payment due on December 9, 2009 was paid by the Company to each Series B debenture holder before December 18, 2009.

(Canadian Dollars)

7. **Convertible Debts** – *continued*

During the year ended December 31, 2010 the Company repaid the $2,000,000 principal owing to the Series A debenture holders and the $2,000,000 principal owing to the Series B debenture holders. A total $50,301 of interest was paid to the holders of the Series B debentures during the year.

On August 23, 2010, Transeuro repaid a total of $1,525,000 of its $2,000,000 Series A Debentures. The Series A Debentures, which matured in November 2010, were secured by 6,071,430 shares of Eaglewood. The holders, two of whom are directors and an officer of the Company, of the remaining $475,000 of Series A Debentures entered into an arrangement with the Company whereby they agreed to defer repayment for periods of either 30 or 60 days thereby allowing for an early release of the Eaglewood security to the Company. The Company, in consideration of the deferred repayment and the release of the 6,142,860 Eaglewood shares security,agreed to pledge 3,071,430 of these shares to the holders of the remaining $475,000 Series A Debentures until such time as they were repaid. On September 27, 2010 a further $200,000 of Series A Debentures were repaid and the remaining $275,000 was repaid during the fourth quarter.

During the year a further $475,000 of Series A Debentures were repaid.

8. **Share Capital**

(a) **Authorized**: Unlimited common shares without par value

(b) **Issued**:	Number of Shares		Share Capital		Contributed Surplus
Balance, December 31, 2008	207,898,242		134,278,380		17,404,411
Units issued in lieu of 2008 interest payments to bond- and debenture holders	16,200,000		1,782,000		463,456
Units issued in lieu of 2009 interest payments to bondholders	21,600,000		1,296,000		320,179
Shares issued as settlement of outstanding bonds	87,352,500		5,241,150		532,165
Units issued in lieu of May and June 2009 interest payments to debenture holders	5,923,290		355,397		81,158
Shares issued to High Arctic Energy Services Inc. as settlement of outstanding litigation	10,000,000		600,000		-
Shares issued to trade creditors as settlement of outstanding debt	34,556,118		2,073,367		-
Amendment to previously issued warrants	-		-		1,850,297
Fair value of expired warrants	-		-		(397,179)
Warrant exercises	2,887,500		421,217		(132,464)
Fair value of stock-based compensation	-		-		807,359
Balance, December 31, 2009	386,417,650	$	146,047,511	$	20,929,382
Fair value of stock-based compensation	-		-		370,948
Balance, December 31, 2010	386,417,650	$	146,047,511	$	21,300,330

(Canadian Dollars)

8. **Share Capital** – *Continued*

Subsequent to the year end, the Company completed a private placement of 25,294,000 units on January 13, 2011 with each unit consisting of one common share and one full warrant exercisable at a price of $0.10 for a period of 15 months. Gross proceeds were $2,149,990 of which $1,451,202 was received during the year ended December 31, 2010.

As part of a general restructuring of its balance sheet during the year ended December 31, 2009, the company settled a total of $4,372,329 of outstanding interest payments to debenture holders by issuing a total of 47,647,459 units consisting of 47,647,459 common shares and 21,426,815 warrants at an exercise price of $0.15. In addition, 448,160 common shares, without warrants, were issued as part of the interst settlement. As at December 31, 2010, 21,426,810 of the warrants were still outstanding (Note 8(d)).

The Company also settled $15 million of outstanding debentures as part of the 2009 general restructuring with the issuance of 87,352,500 common shares and 20,000,000 warrants at $0.10. As at December 31, 2010 all of these warrants had expired. The 2009 general restructuring included the settlement of certain trade payables with the issuance of a total of 44,556,118 common shares.

(c) **Stock Options**

A summary of the status of the Company's stock option plan as at December 31, 2010 and changes during the year then ended are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2008	12,450,000	$1.00
Granted	7,457,874	$0.22
Cancelled	(8,940,000)	$1.01
Forfeited	(4,335,000)	$0.85
Outstanding at December 31, 2009	6,632,874	$0.20
Granted	13,050,000	$0.18
Forfeited	(2,149,994)	$0.23
Outstanding at December 31, 2010	17,532,880	$0.18

The Company uses stock options as the primary incentive and reward mechanism for Directors and Staff. During the year ended December 31, 2010, the Company granted 650,000 stock options to an officer and employee of the Company. 250,000 of the stock options granted have an exercise price of $0.10 and 400,000 of the options granted have an exercise price of $0.25. The stock options granted will vest over eighteen months and will expire on May 2, 2015. The fair values were determined on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	1.46%
Expected life of options	5 years
Annualized volatility	148.56%
Dividend rate	0.00%

During the year ended December 31, 2010, the Company also granted 12,400,000 stock options to officers, directors, and employees of the Company at exercise prices of $0.10 and $0.25 per share. Half of the stock options granted have an exercise price of $0.10 and half of the options granted have an exercise price of $0.25. A total of 10,000,000 stock options were granted to directors and officers of the Company. The stock options granted will vest over eighteen months and will expire on December 22, 2015. The fair values were determined on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	2.45%
Expected life of options	5 years
Annualized volatility	114.99%
Dividend rate	0.00%

8. **Share Capital** – *Continued*

(Canadian Dollars)

The following summarizes information about stock options outstanding at December 31, 2010:

Number of Shares	Expiry Date	Weighted Average Exercise Price
4,482,880	September 20, 2014	$0.19
650,000	May 2, 2015	$0.19
12,400,000	December 22, 2015	$0.18
17,532,880		$0.18

Of the 17,532,880 stock options outstanding, 3,524,660 options have vested with a weighted average exercise price of $0.19 as at December 31, 2010. The total fair value of stock-based compensation for the year ended December 31, 2010 was $370,948 (2009 - $807,354). Of this amount, $332,429 (2009 - $725,994) was expensed and $38,519 (2009 - $81,365) was capitalized to oil and gas properties.

Subsequent to the period, the Company granted an additional 300,000 stock options with an average exercise price of $0.28.

(d) **Warrants**

The following table summarizes the changes in share purchase warrants during the year ended December 31, 2010:

	Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2009	39,539,310	$0.13
Expired	(18,112,500)	$0.10
Outstanding at December 31, 2010	21,426,810	$0.15

The following summarizes information about warrants outstanding at December 31, 2010:

Number of Warrants	Expiry Date	Exercise Price
7,889,250	February 11, 2011	$0.15
13,537,560	September 3, 2011	$0.15
21,426,810		$0.15

During the year ended December 31, 2010, 18,112,500 unexercised warrants expired. Subsequent to the year, a total of 6,799,744 share purchase warrants were exercised at a price of $0.15 for total proceeds of $1,019,962.

(Canadian Dollars)

8. **Share Capital** – *Continued*

(e) **Capital Management**

The Company's objectives when managing capital are: (1) to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders and; (2) to maintain appropriate cash reserves on hand to fund planned expenditures on the Company's oil and gas properties, to meet ongoing operating costs and to satisfy debt servicing obligations. Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company considers share capital and net debt, being the sum of its current liabilities less cash and cash equivalents, as the components of capital to be managed. The Company considers the items included in shareholders' equity to be capital. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions, planned capital expenditures, and current and forecasted debt levels. In order to maintain or adjust the capital structure, the Company may issue new shares, secure additional debt financing, or sell assets to reduce debt. Additional information regarding capital management is set out in Note 1.

9. **Related Party Balances and Transactions**

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) The expenditures charged by parties not at arm's length to the Company consist of the following:

		December 31, 2010		December 31, 2009
Management fees to officers of the Company	$	632,376	$	538,768
Fees, rent and office expense to a company with a director in common	$	25,285	$	6,505
Directors' fees	$	78,572		-

(b) As at December 31, 2010, $103,638 (2009 – $108,612) was payable to officers and directors and to a company with a director in common. These amounts relate to management fees and expense reimbursement claims incurred in the normal course of operations. These payables have no interest or specific repayments terms.

The above transactions occurred in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

10. **Commitments**

(a) The company has a lease for office space in Vancouver, BC which ends on February 29, 2012. The remaining obligation to the company under this agreement is $99,995.

(b) The company has a contract with Dafora Ukraine for the provision of drilling rig services. In the event of cancellation by Transeuro Energy, the remaining obligation to the company is the cost of demobilization, US $451,212.

(Canadian Dollars)

11. Segmented Information

The Company has one operating segment, oil and gas exploration. The Company has oil and gas properties located in Ukraine, Armenia, and Canada. Further details are as follows:

December 31, 2010	Canada	Ukraine	Armenia	Papua New Guinea	Total
Property, plant and Equipment	$ 114,801	$ 2,756,606	$ 1,187,550	$ -	$ 4,058,957
Oil and gas properties	$ -	$ 21,705,305	$ -	$ -	$ 21,705,305
Revenue	$ 683,389	$ -	$ -	$ -	$ 683,389
Capital expenditures	$ 800,627	$ 3,481,057	$ -	$ -	$ 4,281,684

December 31, 2009	Canada	Ukraine	Armenia	Papua New Guinea	Total
Property, plant and Equipment	$ 216,696	$ 2,804,185	$ 1,187,550	$ -	$ 4,208,431
Oil and gas properties	$ 272,500	$ 18,227,354	$ -	$ -	$ 18,499,854
Revenue	$ 1,230,653	$ -	$ -	$ -	$ 1,230,653
Capital expenditures	$ 995,692	$ 999,467	$ -	$ 198,304	$ 2,193,463

12. Financial Instruments

(a) **Fair Values**

The following provides the fair values of each classification of financial instrument as at December 31, 2010:

	Loans and receivables	Available for sale	Held for trading	Other financial liabilities
Financial assets				
Cash and cash equivalents	$ -	$ -	$ 2,246,960	$ -
Accounts receivable	67,285	-	-	-
Available-for-sale investments	-	267,430	-	-
Reclamation deposits	2,638,937	-	-	-
Financial liabilities				
Accounts payable and accrued liabilities	-	-	-	6,659,625
Due to related parties	-	-	-	103,638

(Canadian Dollars)

12. **Financial Instruments** - *Continued*

(b) **Liquidity Risk**

The Company manages liquidity risk by maintaining cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flow to ensure that there is capital to meet short term and long term obligations. As disclosed in Note 1, the Company is currently facing liquidity issues and its ability to continue as a going concern is dependent on many factors. Contractually obligated undiscounted cash flow requirements as at December 31, 2010 are as follows:

	Total	Less than one year
Accounts payable and accrued liabilities	$ 6,659,625	$ 6,659,625
Due to related parties	103,638	103,638
Total	$ 6,763,263	$ 6,763,263

(c) **Credit Risk**

The Company's credit risk is primarily attributable to short-term deposits and accounts receivable. The Company limits exposure to credit risk on short-term deposits by investing with counterparties that carry investment grade ratings as assessed by external rating agencies. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company's maximum exposure to credit risk.

(d) **Market Risks**

The significant market risks to which the Company is exposed are foreign exchange risk, commodity price risk, interest rate risk, and investment risk.

Foreign Exchange Risk

The Company's functional and reporting currency is the Canadian dollar. The Company incurs foreign currency risk on purchases and borrowings that are denominated in a currency other than the functional currency of the Company. The Company is mainly exposed to US dollar ("USD") and Ukraine Hryvnia ("UAH").

The following table details the Company's sensitivity to a 5% increase and decrease in the Canadian dollar against the above-noted foreign currencies. 5% represents management's assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. A positive number indicates an increase in net earnings or loss where the Canadian dollar strengthens against the US dollar (USD) and Ukraine Hryvnia (UAH).

At December 31, 2010	USD	UAH
Net and comprehensive loss	$ (29,634)	$ (694)

Commodity Price Risk

The Company is subject to price risk from fluctuations in the market prices of natural gas. Management continuously monitors commodity prices and when necessary, initiates instruments to manage exposure to these risks. As at the balance sheet date, the Company did not have any commodity price contracts in place to mitigate these risks.

Interest Rate Risk

The Company's interest rate risk arises primarily from the interest received on cash and short-term deposits. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures.

The Company's convertible debts bear interest at a fixed rate and therefore do not expose the Company to cash flow risk due to fluctuations in interest rates. The Company's other financial assets and liabilities are not subject to interest rate risk since they do not bear interest.

(Canadian Dollars)

12. Financial Instruments - *Continued*

Investment Risk

The Company hold investments in common shares of Eaglewood Energy Inc. which give rise to market risk and share price variance. The Company monitors the trading of these shares in order to minimize this risk.

13. Accounts Payable and Accrued Liabilities

	December 31, 2010	December 31, 2009
Trade payables	$ 1,513,305	$ 1,909,952
Interest payable	-	44,712
Payable to Questerre Beaver River Inc.	3,342,696	2,534,632
Accrued interest – Questerre Beaver River Inc.	1,803,624	1,027,019
	$ 6,659,625	$ 5,516,315

14. Contingent Liabilities

In 2003, the Company was named as one of nine defendants in a statement of claim in Ukraine. The action was a result of the Company's termination of the sale of certain of the Company's oil and gas properties in Ukraine during 2003. The agreement was terminated due to the inability of the potential acquirer to arrange financing. As part of the agreement, a USD$50,000 deposit was received by the Company. The action sought a judgment in the amount of $3,075,000, interest and punitive damages of $200,000 against the defendants, including the Company. During the year ended December 31, 2010 the claim was settled with no costs to the Company.

15. Subsequent Events

Subsequent to the end of the year:

(a) The Company sold the remaining 371,430 Eaglewood Energy Inc. common shares for aggregate proceeds of $267,430.

(b) The Company completed a private placement of 25,294,000 units on January 13, 2011 with each unit consisting of one common share and one full warrant exercisable at a price of $0.10 for a period of 15 months. Gross proceeds were $2,149,990 of which $1,451,202 was received during the year ended December 31, 2010.

(c) The Company granted 300,000 stock options to an officer with an average exercise price of $0.28.

(d) A total of 6,799,744 share purchase warrants were exercised at a price of $0.15 for total proceeds of $1,019,962.

(e) The Company completed a re-entry drilling program on the Karl-101 well and commenced logging operations.

(f) On April 28, Eaglewood Energy announced the results of the Statement of Resources prepared by an independent qualified reserves evaluator on the Ubuntu-1 well. Mean estimate of natural gas initially in place of 85.6 BCF, and a mean estimate of natural gas liquids initially in place of 4.7 MMbbl. Using a 6:1 conversion ratio to convert natural gas liquids to natural gas equivalent, the estimated mean natural gas equivalent initially in place is113.8 BCFE. The report also stated 1C, 2C and 3C contingent resources of 18.9, 35.7 and 111.5 BCF of natural gas, respectively and 1C, 2C and 3C contingent resources of 0.69, 1.47 and 4.64 MMbbl of natural gas liquids, respectively. IN addition the PVT analysis indicated a saturated gas and therefore the possibility of an oil leg in the reservoir. As mentioned in Note 4, the Company holds a 10% property back-in right on three exploration wells to be drilled and tested by Eaglewood.

(g) The Company signed a Share Purchase and Sale Agreement to acquire the remaining fifty percent interest in the Beaver River field in British Columbia through acquisition of all the outstanding shares in Questerre Beaver River Inc, a wholly owned subsidiary of Questerre Energy Corporation ("Questerre"). Pursuant to the acquisition, the $5.15 million debt payable by Transeuro to Questerre Beaver River will be eliminated on consolidation. Upon closing there will be no amounts due to Questerre by Transeuro. Transeuro will issue forty (40) million shares in Transeuro and Questerre will also receive $2.1 million of TSU's share in the Abandonment and Reclamation obligation. Closing is subject to all requisite approvals and conditions precedent. As the one hundred percent operator of Questerre Beaver River, management fees previously levied by Questerre Energy will be eliminated. With a trend of rising gas prices, the Beaver River operation will be cash flow positive, adding to a more robust financial outlook following the acquisition.

(Canadian Dollars)

16. Asset Retirement Obligation

As at December 31, 2010, the estimated undiscounted asset retirement obligations were $2,812,500 (2009 - $2,812,500), $331,455 (2009 - $331,455), and $19,896 (2009 - $19,896) for Canada, Ukraine, and Armenia respectively. The Company expects the undiscounted obligations to become payable between 2012 and 2020. The present values of the asset retirement obligations have been calculated using a credit adjusted risk free rate of 10.47% - 11.61%. It is possible the Company's estimate of its asset retirement obligation may change due to changes in laws and regulations and changes in cost estimates.

The following table provides a reconciliation of the Company's total asset retirement obligations as at December 31:

	2010	2009
Beginning balance	$ 1,843,131	$ 1,647,332
Property acquisition (disposition)	-	12,525
Accretion expense	203,116	183,274
Ending balance	$ 2,046,247	$ 1,843,131

17. Accumulated Other Comprehensive Income

	December 31, 2010	December 31, 2009
Balance, beginning of year	$ 12,350,296	$ -
Unrealized gain (loss) on available-for-sale investment (net of tax) (Note 4)	(5,507,456)	12,350,296
Release of OCI on available-for-sale investment	(6,697,457)	
Balance, end of year	$ 145,383	$ 12,350,296

18. Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision for the years ended December 31 is as follows:

	2010	2009
Income (loss) before income taxes and non-controlling interest	$ 2,400,050	$ 13,681,877
Effective statutory rate	28.5%	30%
Expected income tax expense (recovery)	$ 684,014	$ 4,104,563
Non-deductible resource property costs	-	-
Effect of Canadian tax rate changes on future income tax assets and liabilities	309,904	(1,123,342)
Foreign tax rate differences	205,067	128,284
Stock-based compensation and non-deductible permanent differences	94,742	435,806
Non-controlling interest	-	(99,318)
Non-taxable portion of the gain from the sale of Eaglewood shares	(2,209,623)	(1,465,494)
Non-taxable portion of realized foreign exchange loss	-	423,059
Others	(44,492)	277,785
Changes in valuation allowance	2,390,474	(5,172,333)
Income tax expense (recovery)	$ 1,430,087	$ (2,490,990)

The Company has incurred certain resources related expenditures in Canada of approximately $93.5 million which may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The potential future tax benefits of these expenditures have been recognized in the accounts of the Company.

Future income tax assets and liabilities reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31, 2010 and 2009 are as follows:

(Canadian Dollars)

18. Income Taxes - *Continued*

	2010	2009
Long-Term Future Tax Assets		
Property, plant, and equipment	$ 2,323,176	$ 1,871,129
Share issuance costs	514,099	530,300
Loss carry forwards	5,297,931	5,635,013
Other assets	-	119,939
Asset retirement obligation	438,013	438,013
Resource pools	27,100,478	26,410,743
Total Future Tax Assets	35,673,697	35,005,137
Valuation Allowance for Future Tax Assets	(35,653,423)	(33,262,950)
Future Tax Assets	20,274	1,742,188
Long-Term Future Tax Liabilities		
Available-for-sale investment	(20,274)	(1,742,188)
Oil and gas properties	(59,180)	(255,328)
Future Tax Liabilities	(79,454)	(1,997,515)
Net Future Income Tax Liability	$ (59,180)	$ (255,328)

The Company has non-capital losses of $17,170,835 at December 31, 2010, which can be used to reduce taxable income in future years. Non-capital loss carry-forwards in Canada, USA, Armenia, and Netherlands are $12,268,301, $1,253,000, $3,542,638, and $106,896 respectively. These non-capital loss carry-forwards are subject to expire between 2013 and 2030.

19. Gain on Settlement of Debts

During the year ended December 31, 2009, the Company settled several outstanding debts through the issuance of common shares and payment of cash. The Company recognized an aggregate gain of $18,855,605 from these settlements during the year. A summary of the debts settled and resulting gain is as follows:

	Carrying Value of Liability	Consideration by the Company	Gain on Settlement
Bonds payable	$ 16,463,307	$ 9,163,315	$ 7,299,992
High Arctic Energy Services Inc.	9,951,298	2,287,550	7,663,748
Trade creditors	5,965,232	2,073,367	3,891,865
	$ 32,379,837	$ 13,524,232	$ 18,855,605